UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___April 2004____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated April 7, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  April 26, 2004                      Signed: /s/ Larry Johnson

             Larry Johnson,

             CFO and Corporate Secretary

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE   2004-12

                                               FRG – Toronto Stock Exchange

                                               FRR – Frankfurt Stock Exchange

April 7, 2004

FRONTEER PROCEEDS WITH OPTION ON TECK COMINCO’S TURKISH ASSETS

Fronteer Development Group (FRG-TSX, FRR-Frankfurt) announced today that it has completed technical due diligence, and has given notice to Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.’s  (“Teck Cominco”) that it will be proceeding with an option to acquire a 100% interest in five of its epithermal gold properties located in Western Turkey (see February 11, 2004 release for project details).  The two companies are in the process of concluding binding option agreements for each of the properties.

“This new land package will dramatically increase Fronteer’s core assets and be a major step towards building a solid resource base.” says Dr. Mark O’Dea, Fronteer’s President and CEO.

Notwithstanding a mining history that dates back thousands of years, the region remains largely unexplored by modern techniques.  In the last 20 years, the untapped potential of Turkey’s mineral resources has attracted the attention of senior mining companies including RTZ, Inmet, Teck Cominco, BHP Billiton, Normandy (Newmont) and Eldorado and has resulted in multi-million ounce discoveries such as the Ovacık, Küçükdere, Kisladag and Copler deposits.  Eldorado Gold’s Kisladag Deposit, with reserves of 5.3 million ounces, is situated approximately 200 kilometres to the southeast of Fronteer’s new land package.

Fronteer owns and operates five active exploration projects in Canada focused on the discovery of gold and uranium-copper-gold-silver deposits.  Fronteer has no debt, approximately $10 million in working capital and 28,206,379 shares outstanding.

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com